                          KELLEY OIL & GAS CORPORATION
                                 SUPPLEMENT TO
                        OFFER TO PURCHASE FOR CASH UP TO
                      $26,856,000 PRINCIPAL AMOUNT OF ITS
              8 1/2% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2000
                               CUSIP 487-736-AA8

                                      AND

                      $34,147,000 PRINCIPAL AMOUNT OF ITS
                 7 7/8% CONVERTIBLE SUBORDINATED NOTES DUE 1999
                               CUSIP 487-736-AB6

             AT $590 FOR EACH $1,000 PRINCIPAL AMOUNT OF DEBENTURES OR NOTES TENDERED, PLUS ACCRUED AND UNPAID INTEREST THEREON

     KELLEY OIL & GAS CORPORATION, a Delaware corporation (the "Company"), has invited the holders (collectively, "Holders" and each a "Holder") of its 8 1/2% Convertible Subordinated Debentures due April 1, 2000 (the "8 1/2% Debentures") and its 7 7/8% Convertible Subordinated Notes due December 15, 1999 (the "7 7/8% Notes" and, with the 8 1/2% Debentures, the "Securities") to tender up to all of the outstanding principal amount of Securities to the Company at a price equal to $590 per $1,000 principal amount of Securities tendered, plus accrued and unpaid interest through the date of payment, upon the terms and subject to the conditions set forth in an Offer to Purchase dated April 19, 1999 (the "Offer to Purchase") and in the related Letters of Transmittal (the "Letters of Transmittal"). This Supplement provides Holders with information not included in the Offer to Purchase or the Letters of Transmittal, but does not amend, supersede or otherwise alter the terms of the offer made thereby (the "Offer").

                      PRICE RANGE OF SECURITIES; DIVIDENDS

          The 8 1/2% Debentures are listed on the American Stock Exchange under the symbol "KLYA". There is no established trading market for the 7 7/8% Notes. Information with respect to the high and low closing prices (per $1,000 of principal amount) of the 8 1/2% Debentures for each quarter in 1997, 1998 and through April 16, 1999 as reported by the American Stock Exchange, is presented below. The Company urges Holders to obtain current market quotations for the Securities.

KELLEY OIL & GAS CORPORATION 8 1/2% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2000

                                                    HIGH        LOW
                                                   -------    -------
1997
  1st quarter....................................  $   969    $   950
  2nd quarter....................................    1,000        910
  3rd quarter....................................    1,000        975
  4th quarter....................................      995        970
1998
  1st quarter....................................    1,000        980
  2nd quarter....................................      999        956
  3rd quarter....................................      995        895
  4th quarter....................................      920        760
1999
  1st quarter....................................      750        240
  2nd quarter (through April 16, 1999)...........      605        380

     Additional copies of the Offer to Purchase, the Letters of Transmittal, this Supplement or other related tender offer materials may be obtained from the Information Agent and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Information Agent as set forth below. Holders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. King & Co., Inc.
                                77 Water Street
                            New York, New York 10005

                 Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 488-8095

                 THE DATE OF THIS SUPPLEMENT IS APRIL 19, 1999.